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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             ---------------------

                               (AMENDMENT NO. 2)*



                      INTERNATIONAL SPECIALTY PRODUCTS INC.
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                                (Name of Issuer)

             COMMON STOCK                                   460334 10 5
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    (Title of class of securities)                         (CUSIP number)


                            RICHARD A. WEINBERG, ESQ.
                           ISP MANAGEMENT COMPANY INC.
                                 1361 ALPS ROAD
                             WAYNE, NEW JERSEY 07480
                                 (973) 628-3520
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                 MARCH 30, 1998
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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NYFS01...:\01\47201\0035\2377\SCH0217W.19B

-------------------------------           --------------------------------------
CUSIP No.  460334 10 5                            SCHEDULE 13D-Page 1
-------------------------------           --------------------------------------

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  1        NAME OF REPORTING PERSON:                 SAMUEL J. HEYMAN

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:
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  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*         (A)[X]
                                                                      (B)[_]
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  3        SEC USE ONLY

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  4        SOURCE OF FUNDS:*             OO

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  5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e):                                  [_]

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  6        CITIZENSHIP OR PLACE OF                   USA
           ORGANIZATION:

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  NUMBER OF           7    SOLE VOTING POWER:                   0
    SHARES
                   -------------------------------------------------------------
 BENEFICIALLY         8    SHARED VOTING POWER:                 80,715,000
   OWNED BY
                   -------------------------------------------------------------
     EACH             9    SOLE DISPOSITIVE POWER:              0
  REPORTING
                   -------------------------------------------------------------
 PERSON WITH         10    SHARED DISPOSITIVE POWER:            80,715,000

--------------------------------------------------------------------------------
 11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               80,715,000
           EACH REPORTING PERSON:

--------------------------------------------------------------------------------
 12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [_]
           SHARES:*

--------------------------------------------------------------------------------
 13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):            83.9%

--------------------------------------------------------------------------------
 14        TYPE OF REPORTING PERSON:*                  IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------           --------------------------------------
CUSIP No. 460334 10 5                               SCHEDULE 13D-Page 2
-------------------------------           --------------------------------------

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 1        NAME OF REPORTING PERSON:                 ISP HOLDINGS INC.

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
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 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*          (A) [X]
                                                                      (B) [_]
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 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:*             OO

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   DE
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 80,500,000
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            80,500,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               80,500,000
          EACH REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
          SHARES:*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):             83.8%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:*                  CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------------------           --------------------------------------
CUSIP No.  460334 10 5                             SCHEDULE 13D-Page 3
-------------------------------           --------------------------------------

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 1        NAME OF REPORTING PERSON:                 HEYMAN JOINT VENTURE

          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
--------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*         (A) [_]
                                                                     (B) [X]
--------------------------------------------------------------------------------
 3        SEC USE ONLY

--------------------------------------------------------------------------------
 4        SOURCE OF FUNDS:*             WC

--------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) OR 2(e):                                   [_]

--------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF                   CT
          ORGANIZATION:

--------------------------------------------------------------------------------
 NUMBER OF           7    SOLE VOTING POWER:                   0
   SHARES
                  --------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER:                 125,000
  OWNED BY
                  --------------------------------------------------------------
    EACH             9    SOLE DISPOSITIVE POWER:              0
 REPORTING
                  --------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER:            125,000

--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               125,000
          EACH REPORTING PERSON:

--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
          SHARES:*

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              0.1%

--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON:*                  PN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This constitutes Amendment No. 2 to the Schedule 13D (the "Statement") originally filed on July 3, 1991 by Samuel J. Heyman, GAF Corporation, G-I Holdings Inc., G Industries Corp. and GAF Fiberglass Corporation (formerly known as GAF Chemicals Corporation) relating to the common stock, par value $.01 per share ("Common Stock"), of International Specialty Products Inc., a Delaware corporation (the "Corporation").

ITEM 4.     PURPOSE OF THE TRANSACTION.

      As previously reported in the Statement and Amendment No. 1 thereto, ISP Holdings Inc. ("ISP Holdings") acquired 80,500,000 shares of Common Stock (the "Shares") pursuant to a distribution from G-I Holdings Inc., a former wholly owned subsidiary of ISP Holdings ("G-I"), which had previously received the shares as a distribution from G-I's wholly-owned subsidiary, G Industries Corp. ("G Industries"). G Industries had received these Shares as a distribution from its wholly-owned subsidiary, GAF Fiberglass Corporation. All such distributions occurred on January 1, 1997. As a result of additional transfers completed on January 1, 1997 in connection with the distributions, G-I is no longer a subsidiary of ISP Holdings.

      On March 30, 1998, ISP Holdings and the Corporation entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which, subject to the terms and conditions set forth therein, the Corporation will merge (the "Merger") with and into ISP Holdings, with ISP Holdings as the surviving corporation in the Merger (the "Surviving Corporation"). Prior to the Merger, all of the assets and liabilities of the Corporation will be transferred to a newly formed wholly owned subsidiary of the Corporation ("Newco"). As a result of the Merger, (i) each outstanding share of Common Stock, other than Shares owned by ISP Holdings, will be converted into one share of common stock ("New ISP Common Stock") of the Surviving Corporation, (ii) each outstanding Share owned by ISP Holdings will be cancelled and retired without payment of any consideration therefor, (iii) Newco will become a direct wholly owned subsidiary of the Surviving Corporation and (iv) the outstanding shares of common stock of ISP Holdings will become shares of New ISP Common Stock representing approximately 78% of the outstanding shares thereof.

      The Board of Directors of the Corporation approved the Merger based upon the unanimous recommendation of the committee (the "Special Committee") of the Board of Directors of the Corporation comprised of members thereof who are not stockholders, directors or officers of, or consultants to, ISP Holdings or its affiliates. Prior to approving of the Merger, J.P. Morgan & Co., Inc., the financial advisor to the Board of Directors of the Corporation and the Special Committee, delivered its opinion that the terms of the Merger are fair, from a financial point of view, to the Corporation and its stockholders (other than ISP Holdings).

      The consummation of the Merger is subject to certain conditions, including approval of the Merger by the holders of (i) a majority of the common stock of ISP Holdings and (ii) a majority of the Common Stock at a special meeting of stockholders of the Corporation (the "Special Meeting"). ISP Holdings and the Corporation will prepare a proxy statement/prospectus (the "Proxy Statement") relating to the Merger and the shares of New ISP Common Stock to be issued thereunder and distribute the Proxy Statement to the stockholders of the Corporation prior to the Special Meeting. After the Merger, the Common Stock will be delisted from trading on the New York Stock Exchange and the New ISP Common Stock will be listed thereon for trading. A copy of each of the Merger Agreement and the Press Release issued in connection with approval of the Merger Agreement is filed as an Exhibit hereto and is incorporated herein by reference.

      Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any other transactions required to be described in Item 4 of Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      The information in Item 4 above is incorporated herein by reference.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      A. Agreement and Plan of Merger, dated as of March 30, 1998, between ISP Holdings Inc. and International Specialty Products Inc.

      B. Press Release dated March 30, 1998.

                                    SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  March 30, 1998                    /s/ Samuel J. Heyman
                                          ---------------------------
                                          Samuel J. Heyman


                                          ISP HOLDINGS INC.

                                          By: /s/ Samuel J. Heyman
                                              ----------------------------------
                                              Samuel J. Heyman
                                              Chairman of the Board of Directors
                                              and Chief Executive Officer


                                          HEYMAN JOINT VENTURE

                                          By: /s/ Samuel J. Heyman
                                              ----------------------------------
                                              Samuel J. Heyman
                                              General Partner

                                 EXHIBIT INDEX



Exhibit               Description
-------               -----------

    A Agreement and Plan of Merger, dated as of March 30, 1998, between ISP Holdings Inc. and International Specialty Products Inc.

    B          Press Release dated March 30, 1998.